SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                    ---------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.
Capricorn Investors III, L.P.                          Mark E. Thierfelder, Esq.
c/o Capricorn Holdings III, LLC                        O'Melveny & Myers LLP
30 East Elm Street                                     30 Rockefeller Plaza
Greenwich, CT 06830                                    New York, New York 10112
(203) 861-6600                                         (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 2002
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         3,006,068
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       3,006,068
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,006,068
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.09%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

               This Schedule 13D/A (Amendment No. 6) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 1001 and the
Schedule 13D/A (Amendment No. 5) dated January 4, 2002 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value, of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 4.        Purpose of Transaction.
               ----------------------

               Item 4 is amended by adding the following.

               Pursuant to a Purchase and Waiver Agreement dated as of October 21, 2002, among the Company, CCC Capital Trust (the "Trust") and Capricorn III (the "Purchase and Waiver Agreement"), on October 21, 2002, the Company purchased from Capricorn III $16,179,000 aggregate liquidation amount of Trust Preferred Securities of the Trust. The purchased securities constituted all of the Trust Preferred Securities held by Capricorn III (including $1,179,000 aggregate liquidation amount of Trust Preferred Securities issued to Capricorn III as in-kind distributions in lieu of cash), and all of the Trust Preferred Securities outstanding. The purchase price was $16,259.895.00, comprising the aggregate liquidation amount of the Trust Preferred Securities plus accrued but unpaid distributions through the purchase date. In connection with the purchase and pursuant to the Purchase and Waiver Agreement (i) the Company, the Trust and Capricorn III waived all restrictions on transfer of the Trust Preferred Securities and (ii) the Company and Capricorn III each released their respective rights, powers, interests and related claims relating to the Trust Preferred Securities arising under the Securities Purchase Agreement among them dated as of February 23, 2001, the Amended and Restated Declaration of Trust of the Trust and the Trust Preferred Securities, except that they agreed that Capricorn III's right under the Securities Purchase Agreement to designate a member of the Company's board of directors (as described in Item 6 of Schedule 13D/A (Amendment No. 3) shall continue in effect in accordance with its terms.

               The Company and Capricorn III agreed to the purchase and sale of the Trust Preferred Securities as a result of the Company's current financial capability to repurchase the Trust Preferred Securities and thereby reduce its future distribution obligations on the Trust Preferred Securities.

               As previously stated by them, Capricorn II and Capricorn III may subsequently acquire or dispose of shares of Common Stock, other equity securities or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock, other equity securities or other securities of the Company by Capricorn II and Capricorn III, as the case may be, will depend upon the continuing assessment by Capricorn II, Capricorn Holdings and Winokur, in the case of Capricorn II, and Capricorn III, Capricorn Holdings III and Winokur, in the case of Capricorn III, of all relevant factors, including, without limitation, the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn II and Capricorn III, as the case may be; the business and prospects of Capricorn II and Capricorn III, as the case may be; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn II and Capricorn III, as the case may be; the availability and nature of opportunities for Capricorn II and Capricorn III, as the case may be, to purchase additional securities of the Company; and other plans and requirements of Capricorn II and Capricorn III, as the case may be. Depending upon their assessment of these factors from time to time, Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III or Winokur may change their present intentions as stated above.

               The determination of Capricorn III, Capricorn Holdings III and Winokur, as the case may be, that Capricorn III would sell the Trust Preferred Securities was made in the context of their overall review (together with Capricorn II and Capricorn Holdings) of the Company and its subsidiaries, which included the possibility (which Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur intend to continue to consider) of seeking to acquire securities of the Company in addition to the warrants and shares of Common Stock they presently beneficially own or which may be acquired upon exercise of such warrants. However, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur has any present plans in this regard.

               Should Capricorn II or Capricorn III in the future seek to acquire additional shares of Common Stock, other equity securities or other securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of their existing securities positions in the Company might assist Capricorn II and Capricorn III, as the case may be, in reaching such result.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               Item 5 is amended by adding the following.

               As of the date hereof:

         o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 1,584,199 shares of Common Stock, of which (i) 1,559,880 shares are issued and outstanding and (ii) 24,319 shares are issuable upon exercise of the Capricorn II Warrants. Such shares represent approximately 6.12% of the Company's Common Stock, based on 25,871,792 shares of Common Stock currently issued and outstanding on August 14, 2002, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002, plus the 24,319 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, collectively (and without giving effect to the Capricorn III Warrants, the Capricorn III February Warrant, the exercise of any options to purchase shares or other rights to purchase or receive shares);

         o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,421,869 shares of Common Stock, of which (i) 200,042 shares are issued and outstanding, (ii) 21,827 shares are issuable upon exercise of the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 5.25% of the Company's Common Stock, based on 25,871,792 shares of Common Stock currently issued and outstanding on August 14, 2002, according to the Company's Form 10-Q filed with the Securities and Exchange Commission n August 14, 2002, plus (1) the 21,827 shares of Common Stock issuable upon exercise of the Capricorn III Warrants, collectively and (2) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the Capricorn II Warrants, the exercise of any options to purchase shares or other rights to purchase or receive shares); and

         o Winokur is the indirect beneficial owner of 3,006,068 shares of Common Stock, of which (i) 1,759,922 shares are issued and outstanding and owned directly by Capricorn II or Capricorn III, as described above, (ii) 46,146 shares are issuable upon exercise of the Capricorn II Warrants and the Capricorn III Warrants and
               (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 11.09% of the Company's Common Stock, based on 25,871,792 shares of Common Stock currently issued and outstanding on August 14, 2002, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002, plus (1) the 46,146 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, the Capricorn III Warrants, collectively and (2) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares).

               Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held and/or to be acquired as described herein, as the case may be.

               The changes in the percentages of the Company's Common Stock reported herein as beneficially owned by Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur from the percentages set forth in Schedule 13D/A (Amendment No. 5) reflect the issuance of additional Common Stock by the Company. None of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in the Company's Common Stock during the past 60 days or at any other time subsequent to the filing of Amendment No. 5 to the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
               -----------------------------------

               The information set forth in this Schedule 13D/A (Amendment No.
6) relating to the Purchase and Waiver Agreement is qualified in its entirety by reference to the terms thereof, a copy of which is being filed with this
Schedule 13D/A (Amendment No. 6) as Exhibit 15 to the Statement.

Item 7.        Material to be Filed as Exhibits,
               --------------------------------

               Item 7 is amended by adding the following:

               Exhibit 15 Purchase and Waiver Agreement dated as of October 21, 2002, among the CCC Information Services Group Inc., CCC Capital Trust and Capricorn Investors III, L.P.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 22, 2002

CAPRICORN INVESTORS II, L.P.

By:      CAPRICORN HOLDINGS, LLC,
         its General Partner


         By:   /s/ HERBERT S. WINOKUR, JR.
               --------------------------------------------
               Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 22, 2002

CAPRICORN HOLDINGS, LLC


By:      /s/ HERBERT S. WINOKUR, JR.
         --------------------------------------------
         Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 22, 2002

CAPRICORN INVESTORS III, L.P.

By:      CAPRICORN HOLDINGS III, LLC,
         its General Partner


         By:   /s/ HERBERT S. WINOKUR, JR.
               --------------------------------------------
               Herbert S. Winokur, Jr., Manager

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 22, 2002

CAPRICORN HOLDINGS III, LLC


By:      /s/ HERBERT S. WINOKUR, JR.
         --------------------------------------------
         Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 22, 2002


By:      /s/ HERBERT S. WINOKUR, JR.
         --------------------------------------------
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------



                          PURCHASE AND WAIVER AGREEMENT

                          Dated as of October 21, 2002

                                  by and among

                      CCC INFORMATION SERVICES GROUP INC.,

                                CCC CAPITAL TRUST

                                       and

                          CAPRICORN INVESTORS III, L.P.



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


1.       PURCHASE OF THE SECURITIES............................................1

         1.1   Purchase of Trust Preferred Stock...............................1

         1.2   Closing.........................................................2

         1.3   Delivery........................................................2

         1.4   Trust Obligations to Register the Sale..........................2

         1.5   Escrow..........................................................2


2.       WAIVER AND RELEASE....................................................2

         2.1   Waiver of Transfer Restrictions.................................2

         2.2   Dissolution of Trust............................................2

         2.3   Release of Rights; Claims.......................................2

         2.4   Waiver of Non-Disclosure........................................3


3.       PURCHASER'S REPRESENTATIONS AND WARRANTIES............................3

         3.1   No Violation; Necessary Consents................................3


4.       SELLER'S REPRESENTATIONS AND WARRANTIES...............................3

         4.1   No Violation; Necessary Consents................................3


5.       MISCELLANEOUS.........................................................4

         5.1   Complete Agreement; Modification of Agreement...................4

         5.2   Governing Law...................................................4

         5.3   Binding Effect..................................................4

         5.4   Survival........................................................4

         5.5   Section and Other Headings......................................4

         5.6   Severability....................................................4

         5.7   Counterparts....................................................4

         5.8   Publicity.......................................................5


                                      (i)

                          PURCHASE AND WAIVER AGREEMENT
                          -----------------------------

               THIS PURCHASE AND WAIVER AGREEMENT (this "Agreement"), dated as of October 21, 2002, is entered into by and among CCC Information Services Group Inc., a Delaware corporation ("Purchaser"), CCC Capital Trust, a statutory business trust organized under the laws of the State of Delaware ("Trust"), and Capricorn Investors III, L.P., a Delaware limited partnership ("Seller").

                              W I T N E S S E T H :
                              - - - - - - - - - - -

               WHEREAS, pursuant to the Securities Purchase Agreement, dated as of February 23, 2001, among Purchaser, Trust and Seller (the "Capricorn Purchase Agreement"), the Trust issued and sold to Seller 15,000 Trust Preferred Securities of Trust (including any certificates representing such securities, the "Original Trust Preferred Securities");

               WHEREAS, Seller has received an additional 1,179 Trust Preferred Securities of Trust (the "PIK Trust Preferred Securities," and, taken together with the Original Trust Preferred Securities, the "Trust Preferred Securities") pursuant to in-kind Distributions on the Original Trust Securities made on March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001;

               WHEREAS, Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, upon the terms and conditions hereinafter provided, the 16,179 Trust Preferred Securities owned by Seller (the "Sale");

               WHEREAS, subsequent to the Sale, Purchaser, as the owner of all of the trust securities issued by the Trust, intends to dissolve the Trust in accordance with the terms of the Amended and Restated Declaration of Trust, dated as of February 23, 2001, as the same may be amended from time to time (the "Declaration"); and

               WHEREAS, capitalized terms used herein but not otherwise defined herein shall have the meanings assigned thereto in the Declaration.

               NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, it is agreed as follows:

1.       PURCHASE OF THE SECURITIES
-----------------------------------

               1.1 Purchase of Trust Preferred Stock. Subject to the terms and conditions hereof, at the Closing (as defined in Section 1.2 below), Purchaser agrees to purchase from Seller, and Seller shall sell to Purchaser, the Trust Preferred Securities for an aggregate amount of $16,259,895.00 (the "Purchase Price"). The Purchase Price includes, and shall be deemed full satisfaction of, the liquidation amounts and all Distributions payable in respect of the Trust Preferred Securities through and including the Closing Date (as defined in Section 1.2 below). The Purchase Price shall be sent by Purchaser to Seller by wire or intrabank transfer of immediately available funds directed as follows:

Bank:                 Citibank, N.A.
City:                 New York, NY
ABA Number:           021-000-089
Account Number:       5916-5619
Account Name:         Capricorn Investors III, L.P.
Reference:            Karen Lawrence

               1.2 Closing. The Closing of the Sale hereunder (the "Closing") is taking place concurrently with the execution and delivery of this Agreement (the "Closing Date").

               1.3 Delivery. At the Closing, (i) Seller is delivering to Purchaser the Trust Preferred Securities, in proper form duly endorsed by Seller for transfer in accordance with the Declaration and the Trust Preferred Securities, and (ii) Purchaser is delivering the Purchase Price to Seller by wire transfer of immediately available funds in accordance with Section 1.1 hereof.

               1.4 Trust Obligations to Register the Sale. Trust hereby agrees, promptly following the Closing, to take or cause to be taken by any Trustee any action necessary under the Declaration to register the transfer of the Trust Preferred Securities from Seller to Purchaser pursuant to the Sale in accordance with the terms of the Declaration.

               1.5 Escrow. (a) Seller will cause its legal counsel, O'Melveny & Myers LLP, to deliver to Skadden, Arps, Slate, Meagher & Flom (Illinois), legal counsel to Purchaser, to be held in escrow, on or prior to the Closing Date, the Trust Preferred Securities, which shall be duly endorsed by Seller.

               (b) Seller hereby authorizes the Trust Preferred Securities to be released from escrow to Purchaser immediately upon receipt by Seller of the Purchase Price in accordance with Sections 1.1 and 1.3 hereof.

2.       WAIVER AND RELEASE
---------------------------

               2.1 Waiver of Transfer Restrictions. Trust, Purchaser and Seller hereby waive the application of any and all restrictions on transfer of the Trust Preferred Securities imposed by any of the Capricorn Purchase Agreement (including, without limitation, Section 6.3 thereof), the Declaration (including, without limitation, Annex 1 attached thereto) or the Trust Preferred Securities. This Agreement shall be deemed a written waiver of any such restrictions on transfer of the Trust Preferred Securities to the extent that a writing is required to evidence such waiver under any of the Capricorn Purchase Agreement, the Declaration or the Trust Preferred Securities.

               2.2 Dissolution of Trust. Seller and Trust hereby acknowledge the intent of Purchaser, following the Closing, to dissolve the Trust in accordance with the terms of the Declaration.

               2.3 Release of Rights; Claims. As of the Closing, each of Purchaser, Seller and Trust expressly (i) relinquish, release and render ineffective all of their respective rights, powers and interests derived from or under each of the Capricorn Purchase Agreement, the Declaration and the Trust Preferred Securities (including, without limitation, any rights to Distributions under each of the foregoing) to the extent such rights, powers or interests relate to the Trust Preferred Securities and (ii) release each other party hereto from any claims arising under each of the Capricorn Purchase Agreement, the Declaration and the Trust Preferred Securities (including, without limitation, any claims pursuant to any indemnification provisions contained in each of the foregoing) to the extent such claims relate (solely or in part) to the Trust Preferred Securities and/or the dissolution of the Trust as contemplated in Section 2.2 hereof. Notwithstanding the foregoing, Seller's rights under Section 6.2 of the Capricorn Purchase Agreement shall continue in effect in accordance with the terms thereof after the Closing.

               2.4 Waiver of Non-Disclosure. Seller is a sophisticated seller with respect to the Trust Preferred Securities, has adequate information concerning the business and financial condition of Purchaser and Trust to make an informed decision regarding the sale of the Trust Preferred Securities and has independently, and without reliance upon Purchaser and based on such information as it deemed appropriate, made its own credit and legal analysis and decision to sell the Trust Preferred Securities. Seller acknowledges that Purchaser may possess material or non-public information with respect to Purchaser and Trust which is not known to Seller (the "Excluded Information"), that Seller has not requested the Excluded Information and that Purchaser shall have no liability to Seller with respect to the non-disclosure of the Excluded Information. Seller hereby waives and releases any and all claims which it would otherwise have with respect to the non-disclosure of the Excluded Information.

3.       PURCHASER'S REPRESENTATIONS AND WARRANTIES.
---------------------------------------------------

               3.1 No Violation; Necessary Consents. Purchaser hereby represents and warrants to Seller that the execution, delivery and performance of this Agreement, the Sale and the consummation of any other transactions contemplated by any of the foregoing: (i) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which Purchaser is a party or by which Purchaser or any of its property is bound and (ii) do not require the consent or approval of, or any filing with, any government agency, regulatory authority or other Person; except, in each case, for those consents or approvals which have been obtained by Purchaser or waived by such Person on or prior to the Closing (including, but not limited to, the waivers provided in Sections 1.3, 2.1, 2.3, and 2.4 hereof and otherwise in this Agreement) or would not have, individually or in the aggregate, a Material Adverse Effect. "Material Adverse Effect" means, with respect to a party to this Agreement, (i) a material impairment of the ability of such party to perform any of its obligations under this Agreement,
(ii) an impairment of the validity or enforceability of, or a material impairment of the rights, remedies or benefits to another party under, this Agreement or (iii) a material and adverse effect upon the operations, condition or results of operations of such party and its subsidiaries on a consolidated basis.

4.       SELLER'S REPRESENTATIONS AND WARRANTIES
------------------------------------------------

               4.1 No Violation; Necessary Consents. Seller hereby represents and warrants to Purchaser that the execution, delivery and performance of this Agreement, the Sale and the consummation of any other transactions contemplated by any of the foregoing: (i) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which Seller is a party or by which Seller or any of its property is bound and (ii) except for the filing of an amendment to the Schedule 13D filed by Seller and certain of its affiliates, do not require the consent or approval of, or any filing with, any government agency, regulatory authority or any other Person; except, in each case, for those consents or approvals which have been obtained by Seller or waived by such Person on or prior to the Closing (including, but not limited to, the waivers provided in Sections 1.3, 2.1, 2.3, and 2.4 hereof and otherwise in this Agreement) or would not have, individually or in the aggregate, a Material Adverse Effect.

5.       MISCELLANEOUS
----------------------

               5.1 Complete Agreement; Modification of Agreement. This Agreement and the transactions contemplated herein constitute the complete agreement between the parties with respect to the subject matter hereof and may not be modified, altered or amended except as provided herein. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the parties hereto or their respective successors or assigns, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

               5.2 Governing Law. This Agreement and the obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws, and any applicable laws of the United States of America.

               5.3 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

               5.4 Survival. The representations and warranties of Purchaser and Seller in this Agreement shall not survive the Closing Date.

               5.5 Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

               5.6 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

               5.7 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts (including by facsimile), each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

               5.8 Publicity. Neither Purchaser nor Seller shall issue any press release or make any public disclosure regarding the transactions contemplated hereby unless such press release or public disclosure is approved by the other party in advance. Notwithstanding the foregoing, Purchaser may, in documents required to be filed by it with the SEC or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as Purchaser may be advised by its counsel is legally necessary or advisable, and may make such disclosure as it is advised by its counsel is required by law, subject to advance consultation with Seller.



                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, Purchaser, Trust and Seller have executed this Agreement as of the day and year first above written.

                                       Purchaser:
                                       ---------

                                       CCC INFORMATION SERVICES GROUP, INC.


                                       By: /s/ REID E. SIMPSON
                                           -------------------------------------
                                       Name:  Reid E. Simpson
                                       Title: Executive Vice President and Chief
                                              Financial Officer


                                       Trust:
                                       -----

                                       CCC CAPITAL TRUST


                                       By: /s/ ROBERT GUTTMAN
                                           -------------------------------------
                                       Name:  Robert Guttman
                                       Title: Administrative Trustee


                                       Seller:
                                       ------

                                       CAPRICORN INVESTORS III, L.P.

                                       By: CAPRICORN HOLDINGS III, LLC,
                                           Its general partner


                                       By: /s/ DUDLEY C. MECUM
                                           -------------------------------------
                                       Name:  Dudley C. Mecum
                                       Title: Managing Director